SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

08 June, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated

                   re: Doc. re. Resolutions passed at GM

Secretary's Department Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN Direct line: 020 7356 2108 Facsimile: 020 7356 1038 Email: mike.hatcher@lloydstsb.co.uk 8 th June, 2009

LLOYDS BANKING GROUP plc
GENERAL MEETING

Copies of those resolutions passed at our general meeting, will shortly be available for inspection at the UK Listing Authority's document viewing facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
  E14 5HS

Telephone no. 020 7066 1000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  08 June, 2009